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SEC SECU 12062930 SSION
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NOV 29 2012

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Enterprise Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern, Hwy., Suite 200
(No. and Street)

Farmington Hills	Michigan	48334
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman A. Pappas 248-539-8292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

27725 Stansbury	Farmington Hills	Michigan	48334
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ND 12/17

OATH OR AFFIRMATION

I, Norman A. Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

On this 30th day of September 2012,
~~before me personally appeared~~
Norman A Pappas
~~to me known to be the person who~~
executed the foregoing instrument, and acknowledged that he executed the same as his free act and deed

Signature

President
Title

Notary Public

MARGARET D. JORGENSON
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES Jan 29, 2014
ACTING IN COUNTY OF Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ENTERPRISE SECURITIES COMPANY

ANNUAL AUDITED REPORT

SEPTEMBER 30, 2012

THE ENTERPRISE SECURITIES COMPANY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
The Enterprise Securities Company

We have audited the accompanying statement of financial condition of The Enterprise Securities Company (the "Company") as of September 30, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information included in this report on pages 8-15 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Farmington Hills, Michigan
November 27, 2012

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS (Note 1)

CURRENT ASSETS		
Cash and cash equivalents	$	215,451
Commissions receivable		83,775
Deferred income tax		10,600
Total current assets	$	309,826

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commissions payable (Note 3)	$	73,487
Federal income tax payable		5,190
Total current liabilities		78,677
STOCKHOLDER'S EQUITY		
Common stock - no par value		
Authorized - 60,000 shares;		
issued and outstanding - 1,000 shares		10,000
Retained earnings		221,149
Total stockholder's equity		231,149
Total liabilities and stockholder's equity	$	309,826

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2012

REVENUE		$ 1,667,829
EXPENSES		
Commissions	$ 1,503,032	
Reimbursed operating expenses (Note 3)	141,750	
Professional fees	2,250	
Regulatory fees	8,299	
Compliance fees	12,160	1,667,490
INCOME FROM OPERATIONS		339
INTEREST INCOME		2,334
INCOME BEFORE INCOME TAX		2,673
INCOME TAX (Note 1)		
Current		7,990
Deferred		(7,159)
		831
Net Income		**$ 1,842**

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2012

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance - October 1, 2011	1,000	$ 10,000	$ 219,307	$ 229,307
Net income			1,842	1,842
Balance - September 30, 2012	1,000	$ 10,000	$ 221,149	$ 231,149

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,842
Adjustments to reconcile net income to net cash used by operating activities	
Deferred income tax	(7,159)
Changes in operating assets and liabilities	
Commissions receivable	(56,839)
Commissions payable	50,532
Accounts payable - affiliate	(7,500)
Federal income tax payable	3,363
NET DECREASE IN CASH	(15,761)
CASH - BEGINNING OF YEAR	231,212
CASH - END OF YEAR	$ 215,451

See notes to the financial statements.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company does not hold any client money in its bank accounts or in escrow.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

At various times during the fiscal year, the Company's cash in bank balances exceeded the federally insured limits. Management has deemed this as a normal business risk.

Commissions Receivable

Commissions receivable represent commissions earned on security transactions, which are recorded on a trade date basis. Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue Recognition

The Company receives commissions as compensation for the sales of mutual funds, private placements, annuities and life insurance products.

Commission revenues and related expenses are recorded on a trade date basis. Client transactions are recorded on a settlement date basis.

Income Tax

Income taxes are provided at the applicable rates based on items included in the determination of income for income tax purposes.

The Company's effective income tax rate is different than what would be expected if the Federal statutory rate were applied to income from continuing operations primarily because of expenses for financial reporting purposes that are not deductible for tax purposes.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Tax (Continued)

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the timing difference in the reporting of commissions payable to the stockholder for financial statement purposes and for income tax purposes.

Effective January 1, 2009 the Company adopted ASC guidance regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is more likely than not to be realized upon its ultimate settlement. At September 30, 2012, there were no uncertain tax positions that require accrual.

No federal tax returns are currently under examination by the Internal Revenue Service ("IRS"). However years 2008 and later remain subject to examination by the IRS.

NOTE 2 – COMMITMENT

The Company is required by Financial Industry Regulatory Authority (FINRA), to maintain a minimum net capital balance of $5,000 as determined by Rule 15c 3-1 (a) (2) under the Securities Exchange Act of 1934. As of September 30, 2012, the focus report excess net capital per part A, line 14 of $201,010 was different by $5,034 from the amount reported in the annual audited financial statements due to an adjustment of federal income taxes.

NOTE 3 – RELATED PARTY TRANSACTIONS

Pursuant to Exchange Act Rule 17a-3 (a) (1) and (a) (2), a broker-dealer must make a record reflecting each expense incurred relating to its business and any corresponding liability, regardless of whether the liability is joint or several with any person and regardless of whether a third party has agreed to assume the expense or liability. The Company incurred $141,500 to an affiliate as reimbursement of operating expenses for the year ended September 30, 2012.

The Company paid commissions of $1,372,038 to its stockholder for the year ended September 30, 2012. At September 30, 2012, commissions payable to the stockholder amounted to $68,928.

THE ENTERPRISE SECURITIES COMPANY
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2012

NOTE 4 – SUBSEQUENT EVENTS

The company has performed a review of events subsequent to September 30, 2012 through November 27, 2012, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Date: 11/21/12 4:26 PM
Status: Amendment - Submitted

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

FORM X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: THE ENTERPRISE SECURITIES COMPANY [13]

SEC. FILE NO.: 8-42662 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

FIRM ID NO.: 26598 [15]

30301 NORTHWESTERN HIGHWAY, SUITE 200 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 07/01/12 [24]

FARMINGTON HILLS [21] (City) MI [22] (State) 48334 [23] (Zip Code)

AND ENDING (MM/DD/YY): 09/30/12 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area code) - Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [N] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 11/21/12 4:26 PM
Status: Amendment - Submitted

BROKER OR DEALER
THE ENTERPRISE SECURITIES COMPANY | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 09/30/12 [99]
SEC FILE NO. 8-42662 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 215,451 [200]		$ 215,451 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	67,972 [300]	$ 15,803 [550]	83,775 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	10,600 [735]	10,600 [930]
12. Total Assets	$ 283,423 [540]	$ 26,403 [740]	$ 309,826 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 11/21/12 4:26 PM
Status: Amendment - Submitted

BROKER OR DEALER

THE ENTERPRISE SECURITIES COMPANY as of 09/30/12

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other		73,487	1115		1305	73,487	1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		5,190	1205		1385	5,190	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ 970						
2. Includes equity subordination (15c3-1(d)) of	$ 980						
B. Securities borrowings, at market value from outsiders	$ 990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ 1000						
2. includes equity subordination (15c3-1(d)) of	$ 1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 78,677	1230	$	1450	$ 78,677	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock				1792
C. Additional paid-in capital			10,000	1793
D. Retained earnings			221,149	1794
E. Total			231,149	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 231,149	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 309,826	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 11/21/12 4:26 PM
Status: Amendment - Submitted

BROKER OR DEALER
THE ENTERPRISE SECURITIES COMPANY — as of 09/30/12

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 231,149	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			231,149	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 231,149	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 26,403	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(26,403)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 204,746	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	3,525	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(3,525)	3740
10. Net Capital			$ 201,221	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 11/21/12 4:26 PM
Status: Amendment - Submitted

BROKER OR DEALER

THE ENTERPRISE SECURITIES COMPANY as of 09/30/12

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 5,245	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,245	3760
14. Excess net capital (line 10 less 13)			$ 195,976	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 193,353	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 78,677	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 78,677	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 39.10	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			% 0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 11/21/12 4:26 PM
Status: Amendment - Submitted

BROKER OR DEALER

THE ENTERPRISE SECURITIES COMPANY

For the period (MMDDYY) from 07/01/12 [3932] to 09/30/12 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profits (losses) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		59,419	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		500,939	3995
9. Total revenue		$ 560,358	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		503,912	4115
12. Commissions paid to other brokers-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses			4195
15. Other expenses		123,432	4100
16. Total expenses		$ 627,344	4200

NET INCOME

Item		Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (66,986)	4210
18. Provision for Federal income taxes (for parent only)		(9,618)	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (57,368)	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items		(95,716)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 11/21/12 4:26 PM
Status: Amendment - Submitted

BROKER OR DEALER

THE ENTERPRISE SECURITIES COMPANY

For the period (MMDDYY) from 07/01/12 to 09/30/12

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 288,517	4240
A. Net income (loss)			(57,368)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 231,149	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 11/21/12 4:26 PM
Status: Amendment - Submitted

BROKER OR DEALER

THE ENTERPRISE SECURITIES COMPANY as of 09/30/12

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) . . . . $ X [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained . . . . [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
[4335] [4570]

D. (k) (3) - Exempted by order of the Commission . . . . [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
The Enterprise Securities Company

In planning and performing our audit of the financial statements of The Enterprise Securities Company (the "Company") as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in compliance with making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SECs above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design of operation of control does not allow management or employees in the normal course of performing their assigned functions to prevent or detect and correct misstatements on timely basis. A significant deficiency is deficiency or combination of deficiencies in internal control that is less severe than material weakness yet important enough to merit attention by those charged with governance. We noted the following deficiencies that we have deemed to be significant deficiencies:

1. There is a lack of resources to ensure that the proper disclosures are included in the financial statements.

A material weakness is deficiency or combination of deficiencies in internal control such that there is reasonable possibility that material misstatement of the entity's financial statements will not be prevented or detected and corrected on timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Farmington Hills, Michigan
November 27, 2012

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
The Enterprise Securities Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by The Enterprise Securities Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Enterprise Securities Company's compliance with the applicable instructions of the Form SIPC-7. The Enterprise Securities Company's management is responsible for The Enterprise Securities Company's compliance with those requirements. This agreed-upon procedures engagement was conducted with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

To the Member of
The Enterprise Securities Company
Page Two

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

UHY LLP

Farmington Hills, Michigan
November 27, 2012